UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Gridsum Holding Inc.

(Name of Issuer)

Class B Ordinary Shares, par value $0.001 per share

(Title of Class of Securities)

398132100

(CUSIP Number)

ZHANG Qian
Unit 5801, Cheung Kong Center
2 Queen’s Road, Central
Hong Kong, 999077
People’s Republic of China
(86) 159 0152 7338

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 3, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 398132100

1

NAMES OF REPORTING PERSONS.
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

FutureX Innovation SPC (on behalf of and for the account of New Technology Fund II SP as one of its segregated portfolios)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 6,153,846(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 6,153,846 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,153,846(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.0% (2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(1)	Based on a conversion price of $6.50 per share upon the conversion of the Note held directly by FutureX.

(2)	Based on (i) 29,997,050 Class B ordinary shares, par value $0.001 per share (the “Class B Ordinary Shares”) outstanding, calculated by deducting 4,543,4661 Class A ordinary shares, par value $0.001 per share (the “Class A Ordinary Shares”) (as reported on Amendment 1 to Schedule 13D filed by Guosheng Qi on November 15, 2019) from the total number of ordinary shares (including both Class A Ordinary Shares and Class B Ordinary Shares) of 34,540,511 as of September 30, 2019 (as reported on the Issuer’s Form 6K filed on December 23, 2019), plus (ii) 6,153,846 Class B Ordinary Shares underlying the Note beneficially owned by the Reporting Persons that are currently exercisable and deemed outstanding pursuant to Rule 13d-3(d)(1) under the Act.

CUSIP No. 398132100

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). FutureX Capital Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 6,153,846(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 6,153,846 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,153,846(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.0% (2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(1)	Based on a conversion price of $6.50 per share upon the conversion of the Note held directly by FutureX.

(2)	Based on (i) 29,997,050 Class B ordinary shares, par value $0.001 per share (the “Class B Ordinary Shares”) outstanding, calculated by deducting 4,543,4661 Class A Ordinary Shares (as reported on Amendment 1 to Schedule 13D filed by Guosheng Qi on November 15, 2019) from the total number of ordinary shares (including both Class A Ordinary Shares and Class B Ordinary Shares) of 34,540,511 as of September 30, 2019 (as reported on the Issuer’s Form 6K filed on December 23, 2019), plus (ii) 6,153,846 Class B Ordinary Shares underlying the Note beneficially owned by the Reporting Persons that are currently exercisable and deemed outstanding pursuant to Rule 13d-3(d)(1) under the Act.

CUSIP No. 398132100

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). FutureX Asset Management Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 6,153,846(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 6,153,846 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,153,846(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.0% (2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(1)	Based on a conversion price of $6.50 per share upon the conversion of the Note held directly by FutureX.

(2)	Based on (i) 29,997,050 Class B ordinary shares, par value $0.001 per share (the “Class B Ordinary Shares”) outstanding, calculated by deducting 4,543,4661 Class A Ordinary Shares (as reported on Amendment 1 to Schedule 13D filed by Guosheng Qi on November 15, 2019) from the total number of ordinary shares (including both Class A Ordinary Shares and Class B Ordinary Shares) of 34,540,511 as of September 30, 2019 (as reported on the Issuer’s Form 6K filed on December 23, 2019), plus (ii) 6,153,846 Class B Ordinary Shares underlying the Note beneficially owned by the Reporting Persons that are currently exercisable and deemed outstanding pursuant to Rule 13d-3(d)(1) under the Act.

CUSIP No. 398132100

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). ZHANG Qian
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Hong Kong SAR, PRC

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 6,153,846(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 6,153,846 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,153,846(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.0% (2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)	Based on a conversion price of $6.50 per share upon the conversion of the Note held directly by FutureX.

(2)	Based on (i) 29,997,050 Class B ordinary shares, par value $0.001 per share (the “Class B Ordinary Shares”) outstanding, calculated by deducting 4,543,4661 Class A Ordinary Shares (as reported on Amendment 1 to Schedule 13D filed by Guosheng Qi on November 15, 2019) from the total number of ordinary shares (including both Class A Ordinary Shares and Class B Ordinary Shares) of 34,540,511 as of September 30, 2019 (as reported on the Issuer’s Form 6K filed on December 23, 2019), plus (ii) 6,153,846 Class B Ordinary Shares underlying the Note beneficially owned by the Reporting Persons that are currently exercisable and deemed outstanding pursuant to Rule 13d-3(d)(1) under the Act.

CUSIP No. 398132100

Item 1.     Security and Issuer.

This Amendment No. 1 to Schedule 13D (this “Amendment No. 1”) amends that certain Schedule 13D previously filed with the Securities and Exchange Commission on May 15, 2018 (the “Initial Filing” together with this Amendment No. 1, the “Statement”) relating to the Class B Ordinary Shares of Gridsum Holding Inc., a Cayman Islands company (the “Issuer”).

Except as specifically provided herein, this Amendment No. 1 does not modify any of the information previously reported in the Initial Filing. Capitalized terms used but not defined in this Amendment No. 1 have the respective meanings set forth in the Initial Filing.

Item 2.     Identity and Background.

Item 2 of the Initial Filing is hereby amended and restated in its entirety to read as follows:

(a)                 This statement is being filed by FutureX, FutureX Capital Limited (“FutureX Capital”), FutureX Asset Management Limited (“FutureX Management”) and ZHANG Qian. FutureX, FutureX Capital, FutureX Management and ZHANG Qian collectively are referred to as the “Reporting Persons”.

(b)                The address of the principal business office of the Reporting Persons and CHAU Sze Shun is Unit 5801, Cheung Kong Center, 2 Queen’s Road, Central, Hong Kong, P.R.China.

(c)                The principal business of FutureX is to hold and dispose of equity and equity-related investments, principally in technology, software and artificial intelligence companies. FutureX Capital is the sole management shareholder of FutureX and the sole shareholder of FutureX Management. FutureX Management acts as the investment manager of FutureX. ZHANG Qian is the sole director of FutureX, a director of FutureX Management and the sole director and the sole shareholder of FutureX Capital. CHAU Sze Shun is a director of FutureX Management.

(d)                During the five years prior to the date hereof, neither the Reporting Persons nor, to the best knowledge of the Reporting Persons, CHAU Sze Shun, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)                During the five years prior to the date hereof, neither the Reporting Persons nor, to the best knowledge of the Reporting Persons, CHAU Sze Shun, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)                 FutureX is an exempted company with limited liability and registered as a segregated portfolio company in the Cayman Islands. Each of FutureX Capital and FutureX Management is an exempted company with limited liability incorporated in the Cayman Islands. Each of ZHANG Qian and CHAU Sze Shun is a citizen of Hong Kong SAR of the People’s Republic of China.

Item 4.     Purpose of Transaction.

Item 4 of the Initial Filing is hereby amended and restated in its entirety to read as follows:

On January 3, 2020, FutureX Capital submitted a letter (“Proposal Withdrawal Letter”) to the board of directors of the Issuer (the “Board”) to withdraw its preliminary non-binding proposal dated May 8, 2018, with immediate effect. References to the Proposal Withdrawal Letter herein are qualified in their entirety by reference to the Proposal Withdrawal Letter, which is attached hereto as Exhibit 99.6 and incorporated herein by reference as if set forth in its entirety herein.

CUSIP No. 398132100

Separately, the Reporting Persons also wish to note that they do not intend to join the consortium referenced in the preliminary non-binding proposal letter, dated July 15, 2019, from Guosheng Qi and certain other persons to the Board or otherwise participate in the going private transaction described therein.

The Reporting Persons intend to review their investments in the Issuer on a continuing basis. Any actions the Reporting Persons might undertake will be dependent upon the Reporting Persons’ review of numerous factors, including, but not limited to: an ongoing evaluation of the Issuer’s business, financial condition, operations and prospects; price levels of the Issuer’s securities; general market, industry and economic conditions; the relative attractiveness of alternative business and investment opportunities and other future developments.

Except as otherwise set forth in this Item 4, none of the Reporting Persons have any present plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of the instructions to Item 4 of Schedule 13D.

Item 5.     Interest in Securities of the Issuer.

Item 5 of the Initial Filing is hereby amended and restated in its entirety to read as follows:

(a)       The information relating to the beneficial ownership of Class B Ordinary Shares by each of the Reporting Persons set forth in Rows 7 through 13 of the cover pages hereto is incorporated by reference. Subject to the terms of the Note Purchase Agreement and the Note, FutureX is the record owner of 6,153,846 Class B Ordinary Shares (“FutureX Shares”), which represents the number of Class B Ordinary Shares issuable upon conversion of the Note at the conversion price of $6.50 per share. Such number of Class B Ordinary Shares represent approximately 17.0% of the Class B Ordinary Shares outstanding based on the sum of (i) 29,997,050 Class B Ordinary Shares outstanding, calculated by deducting 4,543,4661 Class A Ordinary Shares (as reported on Amendment 1 to Schedule 13D filed by Guosheng Qi on November 15, 2019) from the total number of ordinary shares (including both Class A Ordinary Shares and Class B Ordinary Shares) of 34,540,511 as of September 30, 2019 (as reported on the Issuer’s Form 6K filed on December 23, 2019), and (ii) 6,153,846 Class B Ordinary Shares underlying a convertible note beneficially owned by the Reporting Persons that are currently exercisable and deemed outstanding pursuant to Rule 13d-3(d)(1) under the Act. As a result of the disclosures under Item 2(c) of the Statement, other Reporting Persons may be deemed to beneficially own the FutureX Shares. The Reporting Persons disclaim membership in any “group” with any person other than the Reporting Persons.

(b)       Each Reporting Person has shared voting power and shared dispositive power of the Class B Ordinary Shares beneficially owned by such Reporting Person as indicated herein. To the best knowledge of the Reporting Persons, there are no Class B Ordinary Shares which are beneficially owned by CHAU Sze Shun.

(c)       Except as set forth in this Schedule 13D, neither the Reporting Person nor, to the best knowledge of the Reporting Persons, CHAU Sze Shun, has effected any transaction in the Class B Ordinary Shares in the 60 days preceding the date hereof.

(d)       To the best knowledge of the Reporting Persons, no person (other than the Reporting Persons) has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities described in this Statement.

(e)       RONG Yuqian ceased to be a beneficial owner of any Class B Ordinary Shares on July 27, 2018.

Item 7.     Material to be Filed as Exhibits.

Exhibit 99.6 – Proposal Withdrawal Letter from FutureX Capital Limited to the Board dated January 3, 2020.

CUSIP No. 398132100

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:	January 3, 2020

FutureX Innovation SPC (on behalf of and for
the account of New Technology Fund II SP as
one of its segregated portfolios)

By:	/s/ ZHANG Qian
Name:	ZHANG Qian
Title:	Director

FutureX Capital Limited

By:	/s/ ZHANG Qian
Name:	ZHANG Qian
Title:	Director

FutureX Asset Management Limited

By:	/s/ ZHANG Qian
Name:	ZHANG Qian
Title:	Director

/s/ ZHANG Qian
ZHANG Qian

[Signature Page to Schedule 13D – Gridsum Holding Inc.]